Exhibit 99.1

Nebius Group provides corporate update

Amsterdam, October 2, 2024 — Following a number of enquiries from potential partners and investors, Nebius Group N.V. (NASDAQ: NBIS) has appointed Goldman Sachs as exclusive financial advisor to review certain strategic options that would enable the company to accelerate planned investments inits core AI infrastructure business.

Arkady Volozh, founder and CEO of Nebius, said:

“We have a strong cash position of over $2 billion and are already investing in building out our network of GPU clusters. With additional resources, we believe we could do this even faster and on a larger scale, enabling us to further capitalize on substantial growth in demand from AI builders globally.”

We are continuing discussions with the Nasdaq Listing Hearing Panel and Listing Qualifications Staff regarding the optimal timing to reinstate trading in our Class A shares, in order to ensure the smooth resumption of trading and the establishment of an orderly market in our shares. Once we know Nasdaq’s decision regarding the timing, we will be in a position to confirm the date for our investor day. We will keep the market updated.

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

The group also operates three additional businesses under their own distinctive brands: Toloka – a data partner for all stages of AI development from training to evaluation; TripleTen – a leading edtech platform specialising in reskilling individuals for successful careers in tech; and Avride – one of the world’s most experienced self-driving teams focusing on driverless cars and delivery robots.

To learn more please visit www.nebius.com

***

Goldman Sachs Bank Europe SE, Amsterdam Branch (“Goldman Sachs”) is acting for Nebius Group N.V. and no one else in connection with Nebius Group N.V.’s review of strategic options and will not be responsible to anyone else for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with this review or any other matter referred to herein.

***

Contacts

Investor Relations
askIR@nebius.com

Media Relations
media@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained or implied in this press release other than statements of historical facts, including, without limitation, statements regarding our potential equity financing, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  We can provide no assurance that we will be successful in completing a private financing on acceptable terms or at all. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully negotiate and complete a provide equity financing, to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://nebius.group and on the SEC website at www.sec.gov. All information in this release is as of October 2, 2024, and the company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

2